# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ivanhoe Electric Inc., CIK 0001879016
CUSIP: 46578C108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 450 E RIO SALADO PARKWAY, SUITE 130, TEMPE, Arizona (AZ), 85281
Date of event which requires filing of this statement: 09/25/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001962001

## Reporting persons
- CHOW TAI FOOK CAPITAL Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 10,254,883; shared voting power 0; sole dispositive power 10,254,883; shared dispositive power 0; aggregate amount beneficially owned 10,254,883 (7.7% of the class)
  Comment: Century Vision Holdings Ltd. holds 9,665,673 shares of common stock and Prestige Century Investments Ltd. holds 589,210 shares of common stock. CHOW TAI FOOK CAPITAL LTD. owns 81.03% of Chow Tai Fook (Holding) Ltd., which owns 100% of Chow Tai Fook Enterprises Ltd., which owns 100% of each of Century Vision Holdings Ltd. and Prestige Century Investments Ltd.
- Chow Tai Fook (Holding) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 10,254,883; shared voting power 0; sole dispositive power 10,254,883; shared dispositive power 0; aggregate amount beneficially owned 10,254,883 (7.7% of the class)
  Comment: Century Vision Holdings Ltd. holds 9,665,673 shares of common stock and Prestige Century Investments Ltd. holds 589,210 shares of common stock. CHOW TAI FOOK CAPITAL LTD. owns 81.03% of Chow Tai Fook (Holding) Ltd., which owns 100% of Chow Tai Fook Enterprises Ltd., which owns 100% of each of Century Vision Holdings Ltd. and Prestige Century Investments Ltd.
- Chow Tai Fook Enterprises Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; sole voting power 10,254,883; shared voting power 0; sole dispositive power 10,254,883; shared dispositive power 0; aggregate amount beneficially owned 10,254,883 (7.7% of the class)
  Comment: Century Vision Holdings Ltd. holds 9,665,673 shares of common stock and Prestige Century Investments Ltd. holds 589,210 shares of common stock. CHOW TAI FOOK CAPITAL LTD. owns 81.03% of Chow Tai Fook (Holding) Ltd., which owns 100% of Chow Tai Fook Enterprises Ltd., which owns 100% of each of Century Vision Holdings Ltd. and Prestige Century Investments Ltd.
- Century Vision Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 10,254,883; shared voting power 0; sole dispositive power 10,254,883; shared dispositive power 0; aggregate amount beneficially owned 10,254,883 (7.7% of the class)
  Comment: Century Vision Holdings Ltd. holds 9,665,673 shares of common stock and Prestige Century Investments Ltd. holds 589,210 shares of common stock. CHOW TAI FOOK CAPITAL LTD. owns 81.03% of Chow Tai Fook (Holding) Ltd., which owns 100% of Chow Tai Fook Enterprises Ltd., which owns 100% of each of Century Vision Holdings Ltd. and Prestige Century Investments Ltd.
- Prestige Century Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 10,254,883; shared voting power 0; sole dispositive power 10,254,883; shared dispositive power 0; aggregate amount beneficially owned 10,254,883 (7.7% of the class)
  Comment: Century Vision Holdings Ltd. holds 9,665,673 shares of common stock and Prestige Century Investments Ltd. holds 589,210 shares of common stock. CHOW TAI FOOK CAPITAL LTD. owns 81.03% of Chow Tai Fook (Holding) Ltd., which owns 100% of Chow Tai Fook Enterprises Ltd., which owns 100% of each of Century Vision Holdings Ltd. and Prestige Century Investments Ltd.

## Item 1. Issuer
Name of issuer: Ivanhoe Electric Inc.
Address of issuer's principal executive offices: 450 E RIO SALADO PARKWAY, SUITE 130, TEMPE, ARIZONA, 85281.

## Item 2. Person Filing
Name of person filing:
(1) CHOW TAI FOOK CAPITAL LTD.

(2) Chow Tai Fook (Holding) Ltd.

(3) Chow Tai Fook Enterprises Ltd.

(4) Century Vision Holdings Ltd.

(5) Prestige Century Investments Ltd.
Address of principal business office or, if none, residence:
(1) CHOW TAI FOOK CAPITAL LTD.
38/F, New World Tower
18 Queen's Road Central
Hong Kong

(2) Chow Tai Fook (Holding) Ltd.
38/F, New World Tower
18 Queen's Road Central
Hong Kong

(3) Chow Tai Fook Enterprises Ltd.
32/F, New World Tower
18 Queen's Road Central
Hong Kong

(4) Century Vision Holdings Ltd.
c/o 32/F, New World Tower
18 Queen's Road Central
Hong Kong

(5) Prestige Century Investments Ltd.
c/o 32/F, New World Tower
18 Queen's Road Central
Hong Kong
Citizenship:
(1) CHOW TAI FOOK CAPITAL LTD.: British Virgin Islands

(2) Chow Tai Fook (Holding) Ltd.: British Virgin Islands

(3) Chow Tai Fook Enterprises Ltd.: Hong Kong

(4) Century Vision Holdings Ltd.: British Virgin Islands

(5) Prestige Century Investments Ltd.: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) CHOW TAI FOOK CAPITAL LTD.: 10,254,883

(2) Chow Tai Fook (Holding) Ltd.: 10,254,883

(3) Chow Tai Fook Enterprises Ltd.: 10,254,883

(4) Century Vision Holdings Ltd.: 10,254,883

(5) Prestige Century Investments Ltd.: 10,254,883
Percent of class:
(1) CHOW TAI FOOK CAPITAL LTD.: 7.7%

(2) Chow Tai Fook (Holding) Ltd.: 7.7%

(3) Chow Tai Fook Enterprises Ltd.: 7.7%

(4) Century Vision Holdings Ltd.: 7.7%

(5) Prestige Century Investments Ltd.: 7.7%
Sole power to vote or to direct the vote:
(1) CHOW TAI FOOK CAPITAL LTD.: 10,254,883

(2) Chow Tai Fook (Holding) Ltd.: 10,254,883

(3) Chow Tai Fook Enterprises Ltd.: 10,254,883

(4) Century Vision Holdings Ltd.: 10,254,883

(5) Prestige Century Investments Ltd.: 10,254,883
Shared power to vote or to direct the vote:
(1) CHOW TAI FOOK CAPITAL LTD.: 0

(2) Chow Tai Fook (Holding) Ltd.: 0

(3) Chow Tai Fook Enterprises Ltd.: 0

(4) Century Vision Holdings Ltd.: 0

(5) Prestige Century Investments Ltd.: 0
Sole power to dispose or to direct the disposition:
(1) CHOW TAI FOOK CAPITAL LTD.: 10,254,883

(2) Chow Tai Fook (Holding) Ltd.: 10,254,883

(3) Chow Tai Fook Enterprises Ltd.: 10,254,883

(4) Century Vision Holdings Ltd.: 10,254,883

(5) Prestige Century Investments Ltd.: 10,254,883
Shared power to dispose or to direct the disposition:
(1) CHOW TAI FOOK CAPITAL LTD.: 0

(2) Chow Tai Fook (Holding) Ltd.: 0

(3) Chow Tai Fook Enterprises Ltd.: 0

(4) Century Vision Holdings Ltd.: 0

(5) Prestige Century Investments Ltd.: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CHOW TAI FOOK CAPITAL Ltd: /s/ Rennie Wong, Assistant Corporate Secretary (09/25/2025)
- Chow Tai Fook (Holding) Ltd.: /s/ Rennie Wong, Assistant Corporate Secretary (09/25/2025)
- Chow Tai Fook Enterprises Ltd.: /s/ Rennie Wong, Senior Legal Counsel (09/25/2025)
- Century Vision Holdings Ltd.: /s/ Rennie Wong, Assistant Corporate Secretary (09/25/2025)
- Prestige Century Investments Ltd.: /s/ Rennie Wong, Assistant Corporate Secretary (09/25/2025)